UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the month of November, 2023
000-56241
(Commission File Number)

Cresco Labs Inc.
(Exact name of Registrant as specified in its charter)

400 W Erie St Suite 110
Chicago, IL 60654
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐    Form 40-F ☒

Exhibit Index

Exhibit No.	Description
99.1	Unaudited Condensed Interim Consolidated financial statements for the three and nine months ended September 30, 2023 and 2022

99.2	Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2023 and 2022

99.3	News Release dated November 15, 2023

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRESCO LABS INC.

Date: November 15, 2023	By:	/s/ Charles Bachtell
Charles Bachtell
Chief Executive Officer